Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-272939

PROSPECTUS SUPPLEMENT NO. 5

(TO PROSPECTUS DATED JUNE 30, 2023)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated June 30, 2023 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-272939), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on November 6, 2023 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 15 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of C3is Inc. (the “Company”) dated November 3, 2023, announcing its financial and operating results for the three and nine months ended September 30, 2023.

EXHIBIT INDEX

99.1	C3is Inc. Press Release dated November 3, 2023

*****

This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2023

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is Inc.

C3is Inc. reports third quarter and nine months 2023 financial and operating results, with net revenues and net income representing increases of 378% and 1,018% respectively from the previous quarter.

Athens, Greece, November 3, 2023 – C3is Inc. (Nasdaq: CISS) (the “Company”), a ship-owning company providing drybulk seaborne transportation services, and from Q3 2023, tanker transportation services, announced today its unaudited financial and operating results for the third quarter and nine months ended September 30, 2023. These financial results were based on the accounts of C3is Inc. and its wholly owned subsidiaries, which were prepared as if the subsidiaries owning drybulk vessels were consolidated subsidiaries of C3is for the entire periods presented since the date the vessels were acquired by these subsidiaries and using the historical carrying costs of the assets and the liabilities of these subsidiaries.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Our two handysize dry bulk carriers currently operate under short-term time charter contracts, earning gross charter rates ranging from $20,000 to $26,000 per day.

•

Our Aframax oil tanker operates in the spot market, where voyage charter rates for Aframax tankers currently are in excess of $65,000 per day. Fleet operational utilization of 98.5% for the three months ended September 30, 2023, as our vessels were mainly under time charter employment.

•	Voyage revenues of $10.1 million for the three months ended September 30, 2023, corresponding to a daily TCEi of $27,903.

•	378% increase in Net Revenues and 1,637% increase in EBITDA from the second quarter of 2023.

•	Net Income of $3.3 million for the three months ended September 30, 2023.

•	1,018% increase in Net Income from the second quarter of 2023.

•	Earnings per share, basic and diluted, for the third quarter of 2023 were $0.43 and $0.15, respectively.

•

Cash & cash equivalents of $8.9 million as of the end of the third quarter of 2023, reflecting $5.4 million and $3.7 million of net cash provided by operating activities during the nine months and the three months ended September 30, 2023, respectively. Both handysize dry bulk carriers and our newly acquired Aframax oil tanker are currently unencumbered.

•

Financial liability of $38.7 million related to the acquisition of our Aframax tanker and due in July 2024, expected to be financed with cash on hand, net cash from operations and proceeds from equity offerings.

Third Quarter 2023 Results:

•

Voyage revenues for the three months ended September 30, 2023 amounted to $10.1 million, an increase of $9.9 million compared to revenues of $0.2 million for the period from July 25, 2022 (inception of C3is Inc.) to September 30, 2022, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 263 days for the three months ended September 30, 2023. Of the total calendar days in the third quarter of 2023, 180, or 68.4%, were time charter days. Our fleet operational utilization was 98.5% for this period.

•

Voyage expenses and vessels’ operating expenses for the three months ended September 30, 2023 were $2.8 million and $1.5 million respectively, compared to $0.06 million and $0.08 million respectively, for the period ended September 30, 2022. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the three months ended September 30, 2023 included commissions to third parties of $0.4 million, corresponding to 14% of total voyage expenses. Operating expenses for the three months ended September 30, 2023 mainly included crew expenses of $0.8 million, corresponding to 53% of total operating expenses, spares and consumables costs of $0.3 million, corresponding to 20%, and maintenance expenses of $0.13 million, representing works and repairs on the vessels, corresponding to 9% of total vessel operating expenses.

•

Depreciation for the three months ended September 30, 2023 was $1.4 million, a $1.37 million increase from $0.03 million for the same period of last year, due to the increase in the average number of our vessels.

•	General and Administrative costs for the three months ended September 30, 2023 were $0.4 million and mainly related to expenses incurred as a result of operating as a separate public company.

•

Interest and finance costs for the three months ended September 30, 2023 was $0.6 million and related to the accrued interest expense – related party as of September 30, 2023 in connection with the $38.7 million, part of the acquisition price of our Aframax tanker Afrapearl II which is payable by July 2024.

•	As a result of the above, for the three months ended September 30, 2023, the Company reported a net income of $3.3 million.

•	EBITDAii for the three months ended September 30, 2023 amounted to $5.3 million.

•	An average of 2.9 vessels were owned by the Company during the three months ended September 30, 2023.

Nine months 2023 Results:

•

Voyage revenues for the nine months ended September 30, 2023 amounted to $15.0 million, an increase of $14.8 million compared to revenues of $0.2 million for the period from July 25, 2022 to September 30, 2022, primarily due to the increase in the average number of our vessels. Total calendar days for our fleet were 625 days for the nine months ended September 30, 2023. Of the total calendar days in the first nine months of 2023, 506 or 81.0%, were time charter days. Our fleet operational utilization was 93.6% for this period.

•

Voyage expenses and vessels’ operating expenses for the nine months ended September 30, 2023 were $3.3 million and $3.3 million respectively, compared to $0.06 million and $0.08 million respectively, for the period ended September 30, 2022. The increases in both voyage expenses and vessels’ operating expenses are attributed to the increase in the average number of our vessels. Voyage expenses for the nine months ended September 30, 2023 mainly included bunker costs of $1.3 million, corresponding to 39% of total voyage expenses, and commissions to third parties of $0.7 million, corresponding to 21% of total voyage expenses. Operating expenses for the nine months ended September 30, 2023 mainly included crew expenses of $1.9 million, corresponding to 58% of total operating expenses, spares and consumables costs of $0.7 million, corresponding to 21%, and maintenance expenses of $0.3 million, representing works and repairs on the vessels, corresponding to 9% of total vessel operating expenses.

•

Depreciation for the nine months ended September 30, 2023 was $2.7 million, a $2.67 million increase from $0.03 million for the same period of last year, due to the increase in the average number of our vessels.

•

General and Administrative costs for the nine months ended September 30, 2023 were $0.9 million and mainly related to the portion of general and administrative expenses incurred by Imperial Petroleum, the former Parent of C3is Inc., that were allocated to C3is Inc., as well as to expenses incurred as a result of operating as a separate public company.

•

Interest and finance costs for the nine months ended September 30, 2023 was $0.6 million and related to the accrued interest expense – related party, as of September 30, 2023 in connection with the $38.7 million, part of the acquisition price of our Aframax tanker Afrapearl II which is payable by July 2024.

•	As a result of the above, for the nine months ended September 30, 2023, the Company reported a net income of $3.7 million.

•	EBITDA for the nine months ended September 30, 2023 amounted to $7.1 million.

•	An average of 2.3 vessels were owned by the Company during the nine months ended September 30, 2023.

CEO Dr. Diamantis Andriotis commented:

We are very pleased to announce that, even though we have been operating as a newly listed entity for a short period of approximately 4 months following our spin-off from Imperial Petroleum Inc. in late June 2023, we have managed to grow our fleet and achieved a remarkable financial performance. Specifically, during the third quarter of 2023, we generated record revenues of $10.1 million and a record net income of $3.3 million, representing increases of 493% and 1,018% respectively, from the previous quarter.

Going forward, we strongly believe that the new acquisition of our Aframax oil tanker, which was delivered to us in July 2023, will well position us to capture the firm prevailing tanker market conditions and generate significant cash flow with the efficient operations of our expanded and diversified fleet. Specifically, our two handysize dry bulk carriers currently operate under short-term time charter contracts, earning gross charter rates ranging from $20,000 to $26,000 per day and resulting in a fixed revenue backlog of approximately $2.9 million until December 2023. Our already secured revenues are supplemented by the operation of our Aframax oil tanker in the spot market, where voyage charter rates for Aframax tankers currently stand at very high levels, in excess of $65,000 per day. This employment strategy will enhance our ability to finance our outstanding liability of $38.7 million, related to the acquisition of our tanker and due in July 2024, partially with cash on hand, cash from operating activities and proceeds from equity offerings.

With our Company’s impressive performance , we will continue to pursue growth strategies focused on timely and selective acquisitions of high-quality vessels which we may consider to be in the best interests of our Company and our shareholders.

Conference Call details:

On November 3, 2023, at 11:00 am ET, the company’s management will host a conference call to present the results and the company’s operations and outlook.

Slides and audio webcast:

There will be a live and then archived webcast of the conference call, through C3is Inc. website (www.c3is.pro). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT C3IS INC.

C3is Inc. is a ship-owning company providing drybulk and crude oil seaborne transportation services. The Company owns three vessels, two Handysize drybulk carriers with a total capacity of 64,000 deadweight tons (dwt) and an Aframax oil tanker with a cargo carrying capacity of approximately 115,800 dwt, resulting with a fleet total capacity of 179,800 dwt. C3is Inc.’s shares of common stock are listed on the Nasdaq Capital Market and trade under the symbol “CISS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, or impact or duration of the COVID-19 pandemic and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3IS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3IS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include risks discussed in our filings with the SEC and the following: the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3IS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Company Contact:

Nina Pyndiah

Chief Financial Officer

C3is INC.

00-30-210-6250-001

E-mail: info@c3is.pro

Fleet Data:

The following key indicators highlight the Company’s operating performance during the periods ended September 30, 2022 and September 30, 2023.

FLEET DATA	July 25, 2022- September 30, 2022	Q3 2023	9M 2023
Average number of vessels (1)	0.13	2.9	2.3
Period end number of owned vessels in fleet	1	3	3
Total calendar days for fleet (2)	9	263	625
Total voyage days for fleet (3)	9	262	624
Fleet utilization (4)	100.0%	99.6%	99.8%
Total charter days for fleet (5)	9	180	506
Total spot market days for fleet (6)	0	82	118
Fleet operational utilization (7)	100.0%	98.5%	93.6%

1)

Average number of vessels is the number of owned vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2)

Total calendar days for fleet are the total days the vessels we operated were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3)

Total voyage days for fleet reflect the total days the vessels we operated were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4)

Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5)	Total charter days for fleet are the number of voyage days the vessels operated on time or bareboat charters for the relevant period.
6)	Total spot market charter days for fleet are the number of voyage days the vessels operated on spot market charters for the relevant period.
7)

Fleet operational utilization is the percentage of time that our vessels generated revenue, and is determined by dividing voyage days excluding commercially idle days by fleet calendar days for the relevant period.

Reconciliation of EBITDA:

EBITDA represents net income before interest and finance costs, interest income and depreciation. EBITDA is not a recognized measurement under U.S. GAAP. Our calculation of EBITDA may not be comparable to that reported by other companies in the shipping or other industries~~.~~

EBITDA is included herein because it is a basis, upon which we and our investors assess our financial performance. It allows us to present our performance from period to period on a comparable basis and provides investors with a means of better evaluating and understanding our operating performance.

(Expressed in United States Dollars, except number of shares)

	July 25, 2022- September 30, 2022	Q3 2023	9M 2023
Net income—EBITDA
Net income	28,495	3,331,044	3,719,169
Plus interest and finance costs	—	620,282	621,011
Plus depreciation	33,379	1,382,297	2,722,425
EBITDA	61,874	5,333,623	7,062,605

Reconciliation of TCE:

Time Charter Equivalent rate or “TCE” rate is determined by dividing voyage revenue net of voyage expenses by voyage days for the relevant time period. TCE is a non-GAAP measure which provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure to Time charter equivalent revenues assisting the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters or time charters, but not bareboat charters) under which the vessels may be employed between the periods.

(Expressed in thousands of U.S. Dollars except for available days and Time charter equivalent rate)
	July 25, 2022- September 30, 2022	Q3 2023	9M 2023
Voyage Revenues	211,166	10,107,108	14,962,205
Voyage expenses	63,410	2,796,633	3,255,260
Time charter equivalent revenues	147,756	7,310,475	11,706,945
Total voyage days for fleet	9	262	624
Time charter equivalent rate	16,417	27,903	18,761

C3is Inc.

Unaudited Consolidated Statements of Income

(Expressed in United States Dollars, except for number of shares)

	July 25, 2022- September 30, 2022	Q3 2023	9M 2023
Revenues
Revenues	211,166	10,107,108	14,962,205
Expenses
Voyage expenses	60,770	2,685,556	3,085,246
Voyage expenses—related party	2,640	111,077	170,014
Vessels’ operating expenses	76,904	1,441,088	3,281,260
Vessels’ operating expenses—related party	—	21,750	51,750
Drydocking costs	—	10,238	184,387
Management fees—related party	4,400	115,280	274,560
General and administrative expenses	4,578	390,753	856,020
Depreciation	33,379	1,382,297	2,722,425

Total expenses	182,671	6,158,039	10,625,662

Income from operations	28,495	3,949,069	4,336,543

Other (expenses)/income
Interest and finance costs	—	(562)	(1,291)
Interest and finance costs – related party		(619,720)	(619,720)
Foreign exchange gain	—	2,257	3,637

Other expenses, net	—	(618,025)	(617,374)

Net Income	28,495	3,331,044	3,719,169

Earnings per shareiii
- Basic	0.01	0.43	0.77

- Diluted	0.00	0.15	0.20

Weighted average number of shares
- Basic	3,182,932	7,301,475	4,570,866
- Diluted	17,468,646	21,587,190	18,856,580

C3is Inc.

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,	September 30,
	2022	2023
Assets
Current assets
Cash and cash equivalents	—	8,949,353
Due from related parties	146,708	—
Trade and other receivables	674,827	3,140,918
Other current assets	—	112,776
Inventories	165,645	2,061,825
Advances and prepayments	36,340	18,397

Total current assets	1,023,520	14,283,269

Non current assets
Vessels, net	38,836,151	76,543,726

Total non current assets	38,836,151	76,543,726

Total assets	39,859,671	90,826,995

Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	792,142	932,528
Payable to related parties	—	39,096,635
Accrued and other liabilities	173,324	544,472

Total current liabilities	965,466	40,573,635

Total liabilities	965,466	40,573,635

Commitments and contingencies
Stockholders’ equity
Former Parent Company investment	38,894,205	—
Capital stock	—	79,479
Preferred stock, Series A	—	6,000
Additional paid-in capital	—	47,031,071
Retained earnings	—	3,136,810

Total stockholders’ equity	38,894,205	50,253,360

Total liabilities and stockholders’ equity	39,859,671	90,826,995

C3is Inc.

Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	July 25, 2022 - September 30, 2022	9M 2023
Cash flows from operating activities
Net income for the period	28,495	3,719,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	33,379	2,722,425
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade and other receivables	(461,331)	(2,466,091)
Other current assets	—	(112,776)
Inventories	(66,402)	(1,896,180)
Advances and prepayments	(28,049)	17,943
Increase/(decrease) in
Trade accounts payable	49,596	140,386
Balances with related parties	252,805	2,900,843
Accrued liabilities	11,798	371,148
Deferred income	388,834	—

Net cash provided by operating activities	209,125	5,396,867

Cash flows from investing activities
Acquisition and improvement of vessels	(20,709,125)	(4,300,000)

Net cash used in investing activities	(20,709,125)	(4,300,000)

Cash flows from financing activities
Net transfers from former Parent Company	20,500,000	3,305,083
Proceeds from follow-on offering	—	5,003,250
Stock issuance costs	—	(455,847)

Net cash provided by financing activities	20,500,000	7,852,486

Net increase in cash and cash equivalents	—	8,949,353

Cash and cash equivalents at end of period	—	8,949,353

Supplemental Cash Flow Information

Non-cash Investing and Financing Activities

Vessel acquisition included in payable to related parties	—	36,130,000
Dividends on preferred shares Series A included in payable to related parties	—	212,500

[i]	TCE is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.
ii	EBITDA is a non-GAAP measure. Refer to the reconciliation of this measure to the most directly comparable financial measure in accordance with GAAP set forth later in this release.
iii	The computation of earnings per share gives retroactive effect to the shares issued in connection with the spin-off.